For period ending June 30, 2017          77D

File number 811-9036

At the February 28 - March 1, 2017 Board Meeting, the Board of Trustees approved to adjust Series T's investment policies to clarify that it may make more material investment in corporate debt securities.  Additionally, the Board approved a change to Series T's primary benchmark from the Bloomberg Barclays US Credit Index to the Bloomberg Barclays US Corporate Index.  These changes became effective August 1, 2017.

At the February 28 - March 1, 2017 Board Meeting, the Board of Trustees approved to change the primary benchmark for Series S from the Russell 2000 Index to the S&P 600 Index.  This change became effective on March 15, 2017.